UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Sprinklr, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

85208T107
(CUSIP Number)

June 25, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [  ]            Rule 13d-1(b)
 [X]            Rule 13d-1(c)
 [  ]            Rule 13d-1(d)
*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. OnePrime Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,477,051 shares (see Item 4)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,477,051 shares see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,051 shares (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 17.3% (see Item 4)
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Mogyx Investment Fund Manager, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,477,051 shares (see Item 4)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,477,051 shares (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,051 shares (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 17.3% (see Item 4)
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Marc S. Yi
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,477,051 shares (see Item 4)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,477,051 shares (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,051 shares (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 17.3% (see Item 4)
12	Type of Reporting Person (See Instructions) IN, HC

1	Names of Reporting Persons. Raj L. Gollamudi
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,477,051 shares (see Item 4)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,477,051 shares (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,051 shares (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 17.3% (see Item 4)
12	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13G
Item 1
(a)	Name of Issuer
Sprinklr, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices
29 West 35th Street, 7th Floor, New York, NY 10001

Item 2
(a)	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

OnePrime Capital LLC (“OnePrime”)
Mogyx Investment Fund Manager, LLC (“Mogyx”)
Marc S. Yi
Raj L. Gollamudi

This statement relates to securities held for the accounts of private investment funds for which OnePrime serves as the investment manager and Mogyx serves as the managing member.  Mr. Yi and Mr. Gollamudi are the principal control persons of OnePrime and Mogyx.  In such capacities, OnePrime, Mogyx, Mr. Yi and Mr. Gollamudi may be deemed to have voting and dispositive power over securities held for the private investment funds.  Each of the Reporting Persons disclaims beneficial ownership of such securities, except to the extent of its or his pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is 2225 East BayshoreRoad, Suite 200, Palo Alto, CA 94303.
(c)	Citizenship

i) OnePrime is a Delaware limited liability company;
ii) Mogyx is a Delaware limited liability company;
iii) Mr. Yi is a citizen of the United States; and
iv) Mr. Gollamudi is a citizen of the United States.

(d)	Title of Class of Securities
Class A Common Stock (“Class A Shares”)
(e)	CUSIP Number
85208T107

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned

Each of the Reporting Persons may be deemed the beneficial owner of 3,477,051 shares of the Issuer’s Class B Common Stock, which are convertible into an aggregate of 3,477,051 Class A Shares.  All such securities are held for the account of private investment funds for which OnePrime serves as the investment manager and Mogyx serves as the managing member.

Item 4(b)	Percent of Class

Each of the Reporting Persons may be deemed the beneficial owner of approximately 17.3% of the Class A Shares outstanding.  The percentage calculation is based on a statement in the Issuer’s prospectus, dated June 22, 2021 that there would be 16,625,000 Class A Shares outstanding upon the closing of the initial public offering of Class A Shares.

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:
(i)	sole power to vote or to direct the vote
0 Class A Shares
(ii)	shared power to vote or to direct the vote
3,477,051 Class A Shares
(iii)	sole power to dispose or to direct the disposition of
0 Class A Shares
(iv)	shared power to dispose or to direct the disposition of
3,477,051 Class A Shares

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

OnePrime Alpha Fund IV, LLC and its sole interest holder, OnePrime Alpha Fund IV, LP, will have the right, upon conversion of shares of Class B Common Stock of the Issuer, to receive dividends from, or the proceeds from the sale of, more than 5% of the Class A Shares outstanding.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See disclosure in Item 2 hereof.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.
Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits	Exhibit
99.1	Joint Filing Agreement, executed by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 30, 2021

OnePrime Capital LLC
By: /s/ Raj L. Gollamudi
Raj L. Gollamudi Member

Mogyx Investment Fund Manager, LLC
By: /s/ Raj L. Gollamudi
Raj L. Gollamudi Member

By: /s/ Marc S. Yie
Marc S. Yi, Individually

By: /s/ Raj L. Gollamudi
Raj L. Gollamudi, Individually